December 12, 2024

Michael Ring
Chief Executive Officer
Old Glory Holding Company
3401 NW 63rd St., Suite 600
Oklahoma City, OK 73116

       Re: Old Glory Holding Company
           Amendment No. 2 to the Offering Statement on Form 1-A
           Filed November 25, 2024
           File No. 024-12512
Dear Michael Ring:

     We have reviewed your amended offering statement and have the following comments.

       Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 22, 2024 letter.

Amendment No. 2 to the Offering Statement on Form 1-A
Summary of this Offering Circular
A Distinct Market Position, page 4

1. In the last sentence of the third paragraph, please remove the word "voluntarily."
       Likewise, please remove the word "deliberate" in the second to last paragraph. The information in the report speaks for itself. The registrant's interpretation in this context is not necessary.
2. In the seventh paragraph, please remove the phrase "In stark contrast to such behavior by other banks" from the beginning of the sentence. The information in the report speaks for itself. The registrant's interpretation in this context is not necessary.
 December 12, 2024
Page 2

Plan of Distribution of the Offered Shares
Commencement and Subscription Agreement, page 30

3.     We note your response to prior comment 5. You state that language at
Section 5.3 of
       your Subscription Agreement includes a Waiver of Jury Trial for all claims and all actions for every proceeding including those arising under the Securities Act and
       Exchange Act. Please revise your disclosure here to:
           Clarify that the provision applies to claims under the federal securities laws;
           Clarify whether the provision applies to purchasers in secondary transactions; and
           Include a new risk factor in the risk factor section of this offering statement discussing the material risks to investors related to the provision, including the possibility of less favorable outcomes, uncertainty regarding its enforceability, the potential for increased costs to bring a claim, and whether it may discourage or limit suits against you.
Description of Business and Products, page 36

4. We note your response to prior comment 6. For each business line, please revise your disclosure to identify the primary competitors and explain how you differentiate yourself within these markets. Additionally, discuss your strategies for growth within each business line, as well as how these segments integrate into your overall corporate strategy.
Management Discussion, page 55

5. We note your response to prior comment 9 stating that you do not anticipate any effects on operations related to the the May 1, 2024 consent order issued by the FDIC and the Oklahoma State Banking Department requiring a Tier 1 leverage ratio of
       14%. Please revise your disclosure to provide additional analysis to support this conclusion, including whether the requirement may limit your ability to grow your balance sheet, issue new loans or engage in other capital intensive activities.
       Additionally, clarify any potential impacts on profitability, including return on equity.
       Discuss any operational adjustments, such as changes to your lending strategy or asset mix, and address how compliance may affect your competitive position within the industry.
Consolidated Financial Reporting and Operations
5-Year Financial Projections, page 86

6. We note your response to prior comment 10 regarding the assumptions underlying your 5-year financial projections. Please revise your disclosure to clarify how each key assumption is expected to impact a particular area of your financial performance.
       This should include quantifiable data supporting the reasonableness of anticipated increases in customer acquisition, market share expansion, pricing strategies, cost efficiencies, and any other factors contributing to the projected financial outcomes.
       Additionally, provide us, on a supplemental basis, with the methodologies and sources used to develop these assumptions, ensuring they are reasonable and aligned with industry benchmarks and historical performance (e.g., customer acquisition cost of
       $30, 40% monthly debit card use of at least $1,100, revenue growth rates of 100 to
 December 12, 2024
Page 3

      125%, etc.). Please see Item 10 of Regulation S-K for Commission guidelines on the use of projections.
7. We note the last sentence of the first paragraph on page 86. The bank only recently started to build a credit infrastructure for commercial loans. Therefore, they have not been exposed to the potential risks of commercial lending and do not have a track record in this area. Please revise the disclosure in this paragraph and the first paragraph on page 87 where you state, "it will maintain a robust net interest margin".
8. We note your disclosure on page 89 that you project $2.8 billion in assets by the end of 2028 which would require you to grow from about 46,000 customer relationships currently to 500,000 in 2028. You further state that your growth from 300 customer relationships in 2023 when you were formed to the 46,000 now supports such projected growth. Please revise your disclosure to discuss the assumptions underlying your continued ability to grow your customer relationships at an accelerated rate for the next four years and provide a comparison to the normal customer growth rate for similar banks. Please See Item 10 of Regulation S-K for Commission guidelines on the use of projections.
9. Please revise your disclosure to disclose how your 2024 projected numbers are tracking with your actual performance in 2024 (e.g., total assets, total deposits, total interest income and expense). We note as an example that your net loss through June
      30 was $7,170,052 which is approximately 57% of your projected full year loss for
      2024.
10. We note in the first paragraph on page 89 you state "...our projections reflect an annual growth rate for our assets through 2028 of approximately 100% annually..." We also note that your projected growth in assets from 2024 to 2025 is
      almost 300%. Please revise the disclosure and also provide us with a reasonable basis for this projection.
11. We note your list of assumptions on page 88. Please provide any assumptions for the
      U.S. economy beyond the Federal Funds Rate that you relied upon for your projections.
Regulatory Matters
Capital Requirements, page 104

12. We note your response to prior comment 12 regarding the risks of commercial loans.
      Please revise your disclosure here and in the "Business Banking" section on page 43 to expand your discussion to include potential risks of commercial lending including, but not limited to, industry concentration, geographic concentration, collateral illiquidity, and credit risk.
Consent Order, page 104

13. We note your response to prior comment 14. Please revise your disclosure here and in the Summary to specifically state that:
          You are currently in violation of the Consent Order requirement to maintain a Tier
          1 Leverage Capital ratio equal to 14 percent of the Bank   s Average
Total Assets
          within 90 days of May 1, 2024; and
 December 12, 2024
Page 4

             If you continue to be in violation, you could be required by the Regional Director and the Commissioner to submit a plan to sell or merge the bank.

      In light of this, please either revise to remove your disclosure that "The Bank is in compliance with applicable rules and regulations" or include language to specifically except the Tier 1 Leverage Capital ratio requirement.
14.   We note in your response that, "[you] do not expect to actually receive a
   form    of
      approval" from the Regional Director and Commissioner regarding your Business
      Plan and Capital Plan. Please clarify in the filing that you have not received approval of the Business Plan and Capital Plan as required by the Consent Order.
       Please contact Cara Lubit at 202-551-5909 or Ben Phippen at 202-551-3697 if you have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Todd Schiffman at 202-551-3491 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Finance